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[METLIFE LOGO]

MetLife Investors USA Insurance Company
First MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

December 22, 2006

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
901 F Street, N.W.
Washington, D.C. 20549-0506

Re: PRE-EFFECTIVE AMENDMENTS TO THE FOLLOWING INITIAL REGISTRATION STATEMENTS
    ON FORM N-4 FOR METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NOS. 333-137368) AND FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-137869)

Dear Mr. Lamont:

On behalf of MetLife Investors USA Insurance Company and First MetLife Investors Insurance Company (each, a "Company") and MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Separate Account"), this letter responds to one of the comments you provided on November 15, 2006, with respect to each of the above referenced filings.

The Company acknowledges that:

.. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

.. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

.. the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please call the undersigned at
(617) 578-3514 or Tom Conner at (202) 383-0538.

Sincerely,
/s/ Michele H. Abate
Michele H. Abate
Assistant General Counsel
Metropolitan Life Insurance Company
cc: W. Thomas Conner, Esq.